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                             September 14, 2022

       Kirsten Spears
       Chief Financial Officer
       Broadcom Inc.
       1320 Ridder Park Drive
       San Jose, CA 95131

                                                        Re: Broadcom Inc.
                                                            Form 10-K for
Fiscal Year Ended October 31, 2021
                                                            Response Dated
August 24, 2022
                                                            File No. 001-38449

       Dear Ms. Spears:

              We have reviewed your August 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2022 letter.

       Response Dated August 24, 2022

       Risk Factors, page 13

   1. We note your response to prior comment one regarding transition risks related to climate change. Please clearly
describe the specific transition risks you have considered,
                                                        including those
identified in our comment, and provide additional detail regarding their material effects, along
with support for your determination of materiality for purposes of disclosure.
 Kirsten Spears
FirstName  LastNameKirsten Spears
Broadcom Inc.
Comapany 14,
September  NameBroadcom
               2022        Inc.
September
Page 2     14, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

2. As your response to comment three does not provide all of the requested information, it is reissued in part. Please include the quantification requested with regards to the cost of insurance on an aggregate basis for each of the periods covered by your Form 10-K.
       Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing